Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Greenbrook TMS Inc.:

We consent to the use of our report dated March 31, 2022, on the consolidated financial statements of Greenbrook TMS Inc. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively the “consolidated financial statements”), which is incorporated by reference and to the reference to our firm under the heading “Experts” in this Registration Statement on Form F-3/A dated April 12, 2022 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 12, 2022

Vaughan, Canada